Delisting Determination, The Nasdaq Stock Market, LLC,
April 28, 2020, Frontier Communications Corporation. The
Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Frontier Communications Corporation (the Company), effective at the opening of the trading session on May 8, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on April 15, 2020. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock became final on April 24, 2020.